EXHIBIT 99.2

Galloway Capital Partners, LLC

April 8, 2026

Dan Rosensweig
President and Chief Executive Officer

Chegg, Inc.

1213 Elko Drive

Sunnyvale, California 94089

Dear Dan:

We are writing as a significant shareholder of Chegg, Inc. (“Chegg” or the “Company”), currently holding approximately 5.44% of the outstanding shares. We commend your return as CEO this past Fall and the actions taken to reposition the Company.

Following our analysis, we believe Chegg’s current share price reflects a substantial disconnect from intrinsic value. At present levels, the market appears to be incorrectly pricing the business as though it is in financial distress. The Company maintains a strong balance sheet, is expected to exit the year with net cash and no debt, and, in our view, has no credible risk of financial distress.

We believe the most effective path to unlocking shareholder value is as you have presented, a strategic separation of the business units. The Skilling segment is already generating approximately $72 million in annualized revenue and, given a ~$40 billion addressable market, has the potential to grow at a sustained double-digit rate. As a standalone business, we believe it would command a materially higher technology valuation multiple reflective of its growth profile.

At the same time, the legacy Academic Services business is likely to generate meaningful cash flow over the next several years. This cash generation is not reflected in the current valuation and represents an additional source of value.

We are encouraged by the Company’s efforts to align its cost structure and invest in areas of future demand, including AI-enabled learning and workforce development. At approximately ..5x EBITDA, net of cash, Chegg is trading at a level more consistent with a distressed asset than a business with its brand, scale, and strategic positioning. In addition, the Company’s legal action against Google highlights the strategic value of its proprietary content and could represent a potential future source of incremental value from both a competitive and cash recovery perspective. As execution improves and growth becomes more visible, we believe there is a clear path to multiple expansion and materially enhanced long-term shareholder value.

We would welcome the opportunity to engage constructively with management and the Board to discuss these ideas further. Please feel free to contact me directly at your convenience.

Very truly yours,

Bruce Galloway

Chief Investment Officer

bgalloway@gallowaycap.com